FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/ME) nº 47.508.411/0001-56

NIRE 35.300.089.901

COMMUNICATION ON

TRANSACTIONS WITH RELATED PARTIES

Companhia Brasileira de Distribuição (“Company”), in compliance with Article 30, XXXIII of CVM Rule No 480/09, announces to its shareholders and the general market that executed with Green Yellow companies: (i) Sale and Purchase Agreements of Incentivized Electric Energy at the Free Contract Framework – ALC (“Energy Sale and Purchase Agreements”) and Service Agreements of Representation, Advisory, Systemic Adequacy and Electric Energy Management (“Management Service Agreement”), with the following terms and conditions:

PARTIES

(i)         Contracting party: Company; and

(ii)       Contractors: (a) Greenyellow Serviços e Comercialização de Energia Ltda. for the Energy Sale and Purchase Agreements and (b) GY Gestão e Prestação de Serviços de Gestão Energética Sociedade Limitada Unipessoal for the Management Service Agreements (individually named, “GY”).

RELATION WITH THE ISSUER	The Company and GY are indirectly controlled by Casino Group.
PURPOSE OF THE AGREEMENTS

Energy Sale and Purchase Agreements – Purchase of electric energy in the free market, with a discount of 50% over the Usage Fee of the Distribution System (Tarifa de Uso do Sistema de Distribuição (energia incentivada 50%), to supply specific units and stores.

Management Service Agreement – Provision of services of migration, management and adequacy of stores to receive energy from the free market.

MAIN TERMS AND CONDITIONS

Energy Sale and Purchase Agreements – The term is of 2 years and 6 months and involve the purchase of a total volume of 17.6 MWM and 9.21 MW of incentivized electric energy, with price subject to IPCA adjustment.

The Company shall grant a surety bond to guarantee the payment of the acquired energy.

The termination without cause will result in the payment of a compensatory fine equivalent to 30% of the outstanding amount of the contracts, plus losses and damages corresponding to the difference between the price of the contracted energy and the replacement price of this energy in the market.

Management Service Agreement – The term is of 12 months. GY shall be paid by a fixed price by store.

DETAILED REASONS FOR WHICH THE MANAGEMENT CONSIDERS THAT THE TRANSACTION HAS OBSERVED COMMUTATIVE CONDITIONS OR PROVIDES APPROPRIATE COMPENSATORY PAYMENT

The Company´s management understands that the executed Agreements have observed commutative conditions and adequate compensatory payment, since: (i) they were analyzed according to the rules provided in its Related Parties Transactions Policy ("Policy"); and (ii) reflect negotiation conditions in line with market practice.

DESCRIPTION OF THE MEASURES TAKEN AND PROCEDURES ADOPTED TO ENSURE THE COMMUTATIVITY OF THE TRANSACTION

The negotiation was conducted by the Company's management, in an independent manner and in accordance with its Policy, based on a bid process conducted with companies specialized in the supply of energy. GY presented the most competitive price.

Under the terms of Policy, the Agreements were submitted to the Corporate Governance and Sustainability Committee’s analysis and approval by the Company's Board of Directors.

REASONS FOR WHICH THE MANAGEMENT CARRIED OUT THE TRANSACTION

The Company, by contracting GY to sell energy in the free market, will allow the reduction of its costs and operational expenses, since the free market fees are substantially lower than those operated in the captive market.

EVENTUAL PARTICIPATION OF THE COUNTERPART, ITS PARTNERS OR MANAGERS IN THE PROCEDURE OF DECISION OF THE ISSUER ON THE TRANSACTION OR NEGOTIATION OF THE TRANSACTION AS REPRESENTATIVES OF THE ISSUER, DESCRIBING THIS PARTICIPATION	Not applicable.

São Paulo, July 2, 2021.

Isabela Cadenassi

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 2, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.